FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on November 9, 2006

STEALTHGAS INC. ANNOUNCES DATE FOR THE RELEASE OF THIRD QUARTER AND NINE MONTH 2006 RESULTS, CONFERENCE CALL AND WEBCAST

AND

RELEASES UPDATED FLEET DEPLOYMENT PROFILE AND DETAILS OF NEW MANAGEMENT ARRANGEMENTS FOR PART OF ITS FLEET

ATHENS, GREECE, November 09, 2006. STEALTHGAS INC. (NASDAQ: GASS) today announced the date for the release of its results for the third quarter and nine month period ended September 30, 2006. STEALTHGAS INC. also released new time charter arrangements and its updated fleet deployment profile, together with details of changes in the technical and operational management arrangements for certain vessels.

Earnings Release Date:

STEALTHGAS, INC. will release its results for the third quarter and nine month period ended September 30, 2006 on Tuesday, November 21, 2006 after the close of the market in New York.

On Wednesday, November 22, 2006 at 10:00 A.M. EST, the company’s management will host a conference call to discuss the results and the company's operations and outlook.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111(from the US), 800 953 0329 (from the UK) or +44 (0) 1452 542 301 (standard international dial in). Please quote "STEALTHGAS".

In case of any problems with the above numbers, please dial 1866 869 2352 (from the US), 800 694 1449 (from the UK) or +44 (0) 1452 560 304 (standard international dial in). Quote "STEALTHGAS".

A telephonic replay of the conference call will be available until November 29, 2006 by dialing 1866 247 4222 (from the US), 800 953 1533 (from the UK) or +44 1452 550 000 (standard international dial in). Access Code: 2201616#

Slides and audio webcast:

There will also be a live webcast of the conference call on the internet through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast will remain available on the STEALTHGAS INC. website after the conference call.

New Time Charter Agreements:

STEALTHGAS INC. announced that it has entered into new time charter agreements for the “Gas Eternity” and the “Gas Shanghai” with major oil companies for a period of six months at the rate of USD 194,000 per calendar month, which commenced in September 2006.

The “Gas Nemesis” has extended its existing time charter with a major oil company for an additional six months at the rate of USD 225,000 per calendar month until June 2007. The existing time charter for the “Gas Nemesis” was scheduled to expire in December 2006.

The “Gas Chios” has extended its existing time charter with an international gas trader for an additional twelve months at the rate of USD 252,500 per calendar month until March 2008. The existing time charter for the “Gas Chios” was scheduled to expire in March 2007

The “Gas Prodigy” has extended its existing time charter with an international gas trader for an additional twelve months at the rate of USD 180,000 per calendar month until December 2007. The existing time charter for the “Gas Prodigy” was scheduled to expire in December 2006.

The “Gas Fortune” has extended its time charter with an international gas trader for an additional twelve months at the rate of USD 186,000 per calendar month. The “Gas Fortune” is currently employed until December 2006 at the rate of USD 184,000 per month.

The “Gas Amazon” has entered into a new time charter agreement with an international gas trader for a period of twelve months commencing in November 2006 at the rate of USD 252,500 per calendar month.

The “Gas Courchevel” has entered into a new time charter agreement with an international chemical company for a period of three and a half to six months, which commenced in late September 2006. For the first three and half months the rate is USD 405,000 per calendar month. Thereafter, at the charterer’s option, the charter can be extended for an additional two and half months at the rate of USD 390,000 per calendar month.

New Technical and Operational Management Arrangement Details

STEALTHGAS INC also announced further details of vessels being brought under the operational and technical management of its affiliated management company Stealth Maritime Corp. In addition to the “Gas Eternity” and the “Gas Courchevel” that have been managed by Stealth Maritime Corp. since early 2006, STEALTHGAS INC announced that as of October 2006 the “Gas Oracle” has been managed by Stealth Maritime Corp. and that during the course of November and December both the “Gas Amazon” and the “Gas Czar” will be brought in under the management of Stealth Maritime Corp.

CEO Harry Vafias commented “These changes in the management arrangements are in line with our previously discussed policy of ultimately bringing “in house” between eight and ten of our ships for technical and operational management by the middle of 2007, thus reducing the number and reliance upon outsourced third party technical managers. Furthermore, these arrangements will enable STEALTHGAS INC to better “benchmark” on an ongoing basis the performances of the outsourced technical managers with whom we will continue to work with, and Stealth Maritime Corp.”.

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified & Additional Vessels already delivered to GASS)
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07	355,000
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07	220,000
Gas Chios (8)	6,562	F.P.	1991	Oct-05	Time Charter	Mar-07	300,000
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	Nov -07	252,500
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07	295,000
Gas Nemesis	5,016	F.P.	1995	Jun-06	Time Charter	June-07	225,000
Lyne (2)	5,014	F.P.	1996	May-06	Bareboat	May-09	163,636
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07	245,000
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Apr-07	190,000
Catterick	5,001	F.P	1995	Nov-05	Time Charter	Feb-07	300,000
Sir Ivor (3)	5,000	F.P.	2003	May-06	Bareboat	May-09	163,636
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-07	245,000
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07	250,000
Gas Zael	4,111	F.P.	2001	Dec-05	Spot	N/A	N/A
Gas Courchevel (6)	4,109	S.R.	1991	Nov-04	Time Charter	Jan - 07	405,000
Gas Prophet (9)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09	110,000
Gas Shangai	3,526	F.P.	1999	Dec-04	Time Charter	Mar-07	194,000
Gas Czar(4)	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07	171,250
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-07	250,000
Gas Fortune(5)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-07	186,000
Gas Eternity	3,500	F.P.	1998	Mar-06	Time Charter	Mar-07	194,000
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09	190,000
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08	174,250
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08	106,000
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Spot	N/A	N/A
Gas Prodigy(7)	3,014	F.P.	1995	Oct-05	Time Charter	Dec-07	180,000
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Dec-06	120,000
FLEET TOTAL	120,469 cbm
28 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Lyne is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(3) Sir Ivor is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(4) Gas Czar is employed until November 2006 at the rate of USD 171,250 per month. The rate for the 12 month period between December 2006 and November 2007 will be agreed upon no later than the commencement of the charter extension for the 12 months and will range between a minimum of USD 190,000 and a maximum of USD 210,000.

•

(5) Gas Fortune is employed until December 2006 at the rate of USD 184,000 per month. Thereafter, Gas Fortune will be employed for a further one-year period at the rate of USD 186,000 per month.

•

(6) Gas Courchevel is employed under a fixed time charter agreement with an international gas trader for a period of three and a half to six months, which commenced in late September 2006. For the first three and half months the rate is USD 405,000 per calendar month. Thereafter, at charterer’s option, the charter can be extended for an additional two and half months at the rate of USD 390,000 per calendar month.

•

(7) Gas Prodigy is currently employed under a fixed time charter agreement expiring in December 2006 at the rate of USD 219,000 per calendar month. Thereafter, its charter has been extended for an additional twelve-month period at the rate of USD 180,000 per month.

•

(8) Gas Chios charter has been extended for an additional twelve-month period at the rate of USD 252,500 per month. The charter will commence in March 2007.

•

(9) Gas Prophet has for the three year duration of her bare boat charter been renamed the M.T. Ming Long.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 28 LPG carriers with a total capacity of 120,469 cubic meters (cbm). STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  November 9, 2006                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer